                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                                    FORM 11-K



                                   (Mark One)

      (X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   For the plan year ended September 30, 2003

                                       OR

      ( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                 For the Transition Period from             to


                         Commission File Number: 0-18786

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PICO HOLDINGS, INC.
                         875 PROSPECT STREET, SUITE 301
                           LA JOLLA, CALIFORNIA 92037



                      Index to Exhibits appears on Page 11
                               Page 1 of 12 pages

                              REQUIRED INFORMATION



The following financial statements and schedules for PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust are being filed herewith:



Signature

Report of Independent Registered Public Accounting Firm

Financial Statements:

      Statements of Net Assets Available for Benefits, September 30, 2003 and
      2002

      Statement of Changes in Net Assets Available for Benefits for the Year Ended September 30, 2003

      Notes to the Financial Statements

Supplemental Schedules:

      Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes as of September 30, 2003

Index to Exhibits

      Exhibit 1 - Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                         PICO HOLDINGS, INC. EMPLOYEES 401(k)
                                         RETIREMENT PLAN AND TRUST



                                         /s/ Maxim C. W. Webb
                                         ---------------------------------------
Date:  July 13, 2004                     Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


PICO Holdings, Inc.
Employees 401(k) Retirement Plan and Trust
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of September 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended September 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of September 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP



Columbus, Ohio
July 9, 2004

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2003 AND 2002

ASSETS                                                   2003             2002
INVESTMENTS:
 Mutual funds                                         $3,196,075      $4,236,420
 Common stock                                            662,056         739,052
 Cash and cash equivalents                             1,258,937       1,598,391
                                                       ---------       ---------

     Total investments                                 5,117,068       6,573,863

RECEIVABLES:
 Employer's matching contributions                         9,290          10,773
 Participants' contributions                               4,234          11,550
 Employer's profit sharing contributions                 200,189         467,791
                                                         -------         -------

     Total receivables                                   213,713         490,114
                                                         -------         -------

NET ASSETS AVAILABLE FOR BENEFITS                     $5,330,781      $7,063,977
                                                      ==========      ==========


See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 2003

ADDITIONS:
 Interest and dividends                                             $   104,651
 Net appreciation in fair value of investments                          790,610

Contributions:
 Employer                                                               457,171
 Participants                                                           439,510
                                                                        -------

     Total additions                                                  1,791,942

BENEFITS PAID TO PARTICIPANTS                                        (3,525,138)
                                                                     ----------

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    (1,733,196)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                    7,063,977
                                                                      ---------

 End of year                                                        $ 5,330,781
                                                                    ===========


See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002


1.    DESCRIPTION OF PLAN

      The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL -- The Plan is a defined contribution 401(k) profit sharing plan covering eligible employees, as defined in the Plan Agreement of PICO Holdings, Inc. (the "Plan Sponsor"). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and has been determined to be qualified for tax-exempt status by the Internal Revenue Service ("IRS").

      CONTRIBUTIONS -- Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, not to exceed $10,000 (based on Section 401(a)(17) compensation limit of $200,000 as indexed). The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor's Board of Directors.

      PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contributions, employer matching contributions, earnings as applicable, and allocations of (a) the Plan Sponsor's discretionary profit sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants' nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants and any remainder will be used to reduce the Plan Sponsor's discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs. Forfeitures of $25,173 and $22,035 in 2003 and 2002, respectively, were used to reduce the Plan Sponsor's discretionary profit sharing contribution.

      VESTING -- Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor's discretionary profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

YEARS OF SERVICE                                           PERCENTAGE
Less than three                                                0 %
3                                                             20 %
4                                                             40 %
5                                                             60 %
6                                                             80 %
7 or more                                                    100 %

      INVESTMENT OPTIONS -- Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer match and discretionary profit sharing amounts. A participant chooses from a number of different mutual fund options. In addition, participants are able to invest in the stock of PICO Holdings, Inc., the Plan Sponsor.

      LOANS TO PARTICIPANTS -- Loans to participants are not permitted under the Plan, and no loans were outstanding at September 30, 2003 and 2002.

      PAYMENT OF BENEFITS -- Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. If the value of the participant's account is $5,000 or less, the Trustee shall distribute the entire vested account to the participant. Amounts payable to such participants at September 30, 2003 and 2002 were $0 and $4,570, respectively.

      PLAN TERMINATION -- While the Plan Sponsor has not expressed any intent to discontinue the Plan or its contributions thereto, they have the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants' account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries (See Note 6).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION -- The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      INVESTMENT VALUATION -- Investments in mutual funds, money market funds and PICO Holdings, Inc. common stock fund are valued at quoted market prices.

      ADMINISTRATIVE EXPENSES -- The Plan's expenses are paid by the Plan
      Sponsor.

      USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

      INVESTMENT RISK -- The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      RECLASSIFICATIONS -- Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

3.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company, by a letter dated September 17, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of September 30 consisted of the following:

                                                             2003         2002
Smith Barney Money Market -- Government Portfolio        $1,258,937   $1,590,954
Strong Government Securities                                411,165      784,066
PICO Holdings, Inc., Common Stock                           662,056      739,052
American Century Ultra Fund                                 413,012      685,188
Royce Premier Fund                                          478,503      493,394
Citi S&P 500 Index Funds                                    321,769
Neuberger Berman Focus Trust Fund                           290,433

5.    RELATED PARTY TRANSACTIONS

      Plan investments include common stock of PICO Holdings, Inc. and Smith Barney Money Market Government Portfolio funds. PICO Holdings, Inc. is the Plan Sponsor, Smith Barney Corporate Trust Company is the Plan Custodian, and Citistreet Retirement Services is the record keeper. The Plan Sponsor pays all administrative expenses of the Plan.

6.    CHANGES IN PLAN PARTICIPATION

      On March 31, 2003, approximately 51% of Plan participants were terminated from the Plan as a result of PICO Holdings, Inc.'s sale of its subsidiary Sequoia Insurance Company. Participants' account balances became fully vested upon termination. As of the end of the plan year, six terminated Sequoia employees maintain participants' account balances in the Plan. The value of these six accounts as of September 30, 2003 totaled $362,942.

                                     ******

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

FORM 5500 SCHEDULE H, PART IV LINE 4I -- SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES (AT END OF YEAR)
SEPTEMBER 30, 2003

                                                                       NUMBER                    FAIR
                                                                         OF                     MARKET
DESCRIPTION                                                            SHARES       COST         VALUE
INVESTMENTS -- MUTUAL FUNDS:
 ABN AMRO Montag & Caldwell Growth -- N Share                           4,227   $  118,959   $   84,713
 American Century Ultra Fund                                           16,934      623,104      413,012
 Citi S&P 500 Index Funds                                              31,484      354,002      321,769
 Credit Suisse Warburg Pincus                                           4,677       46,576       49,674
 Dreyfus Emerging Markets                                               6,562       81,711       94,754
 Dreyfus Founders Discovery Fund                                        6,900      253,904      158,834
 Dreyfus US Treasury Long                                               1,731       27,640       29,199
 Europacific Growth Fund                                                6,374      159,478      170,249
 Gabelli Growth Fund                                                    6,049      210,179      133,210
 Gabelli Global Growth Fund                                             1,662       31,321       24,537
 ING GNMA Income Fund                                                   8,480       74,502       75,556
 INVESCO Health Sciences                                                4,770      228,134      207,197
 Merril Lynch International Value Fund                                    936       19,522       17,744
 Neuberger Berman Focus Trust Fund                                     12,348      393,542      290,433
 Royce Premier Fund                                                    41,718      436,443      478,503
 Strong Government Securities                                          36,678      393,016      411,165
 Washington Mutual Investors                                            9,136      239,639      235,526
                                                                                   -------      -------

    Total Mutual Funds                                                           3,691,672    3,196,075

 PICO Holdings, Inc., Common Stock                                     50,156      601,078      662,056

 Smith Barney Money Market -- Government Portfolio                  1,258,937    1,258,937    1,258,937
                                                                                 ---------    ---------

TOTAL                                                                           $5,551,687   $5,117,068
                                                                                ==========    ==========

                               PICO HOLDINGS, INC.
                    EMPLOYEES 401(k) RETIREMENT PLAN & TRUST
                           ANNUAL REPORT ON FORM 11-K


                     FOR PLAN YEAR ENDED SEPTEMBER 30, 2003



                              INDEX TO THE EXHIBITS

Exhibit Number                Description
--------------                -----------
      1                       Consent of Deloitte & Touche LLP, Independent
                              Registered Public Accounting Firm